Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210

VIA EDGAR

April 29, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jenn Do, Mary Mast, Lauren Hamill and Chris Edwards

Re:	AVROBIO, Inc.

Amendment No. 2 to the Registration Statement on Form S-4

Filed April 15, 2024

File No. 333-277048

Ladies and Gentlemen,

On behalf of AVROBIO, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 24, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 2 Registration Statement on Form S-4 (the “Amendment No. 2”). In connection with such responses, the Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”).

For your convenience, the Staff’s comments have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Amendment No. 2, and page references in the responses below refer to the Amendment No. 3. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors

Tectonic currently relies and expects to rely in the future on the use of manufacturing suites in third-party facilities..., page 146

1.

We note that Tectonic currently relies on WuXi Biologics (Hong Kong) Limited as the sole manufacturer of its supply of TX45 product candidate used in its clinical trials. Please tell us your consideration of whether the proposed BIOSECURE Act, if passed and enacted into law, may impact the combined company’s business and operations, and if so, how. Include risk factor disclosure as appropriate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 29, 2024

Response: The BIOSECURE Act (“Act”) was introduced on January 25, 2024 by the Chairman and Ranking Member of the Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party (“Select Committee”). The Act was subsequently referred to the House of Representatives Committee on Oversight and Accountability for further action because under its establishing resolution, the Select Committee does not “have legislative jurisdiction and shall have no authority to take legislative action on any bill or resolution.” To date, the Committee on Oversight and Accountability has not taken any action to review or report the Act for consideration by the House of Representatives. Thus, it is highly uncertain with the remaining legislative days before the 118th Congress adjourns, that the Act will be passed by the House of Representatives, the Senate, or be signed into law by the President. A substantively similar version of the Act was introduced in the Senate in December 2023 and was voted out of the Senate Committee on Homeland Security & Governmental Affairs on March 6, 2024.

Moreover, if the Act were to be signed into law in its present form, its impacts on biotechnology companies like Tectonic are not certain. For example, the Act mentions WuXi Apptec, but does not mention WuXi Biologics, making it unclear if WuXi Biologics is covered by the Act’s restriction. Some members of Congress have mentioned WuXi Biologics as a subsidiary of WuXi AppTec in letters to various government agencies, thus suggesting that WuXi Biologics could be covered under the Act. The first part of the Act’s definition of “Biotechnology Companies of Concern” lists four specific entities and any “subsidiary, parent affiliate, or successor of such entities.” Included in this list of entities is WuXi AppTech (not WuXi Biologics); and WuXi Biologics has stated it is not a subsidiary of WuXi AppTec, so to Tectonic’s knowledge this part of the definition would not apply. The second part of the definition of “Biotechnology Companies of Concern” lists a number of factors which reflect a risk to national security, none of which to Tectonic’s knowledge are applicable to, nor has there been any official public determination that they are applicable to, WuXi Biologics. In addition, as currently drafted, the Act only targets U.S. federal government contracts, grants, and funding provided to designated “Biotechnology Companies of Concern,” or to entities procuring services and/or equipment from such companies. The Act does not prohibit or restrict private-sector transactions or dealings with WuXi Apptec or the other named “Biotechnology Companies of Concern.” As such, Tectonic does not believe that the Act, if passed in its current form, would prohibit the combined company from continuing its relationship with WuXi Biologics. Tectonic also does not currently have any U.S. federal government contracts, grants, or funding.

In addition, the Senate version of the Act includes a grandfathering provision, which exempts the prohibitions of the Act in cases in which equipment or services are produced or provided by a “Biotechnology Company of Concern” under a contract or agreement entered into prior to the effective date of the Act. Tectonic’s manufacturing agreement with WuXi Biologics has been in place since 2022.

Tectonic will continue to closely monitor and evaluate the potential impacts of the Act on its business and operations. At this time, Tectonic has sufficient supply of the TX45 product candidate in hand and in storage to meet its current clinical trial needs. Tectonic is currently evaluating and developing steps to mitigate risk to ensure supply of the TX45 product candidate, including evaluating alternate supply chain arrangements.

The Company also advises the Staff that it has revised its disclosure on pages 132 and 147 of the Amendment No. 3.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 29, 2024

The Merger

Background of the Merger, page 179

2.

We note your response to prior comment 5. Your description of the background of the Merger Agreement is still not sufficient to clearly explain the bases for all material terms of the Merger agreement that were negotiated through proposals and counter-proposals. Please further revise this section to explain the reason(s) why the various parties proposed and counter-proposed valuations for AVROBIO and Tectonic. Specifically:

•

Clearly explain the material bases for the proposed valuations for AVROBIO. In this regard, you explain that proposed valuation amounts “includ[e] a targeted $65 million of net cash at closing,” but you do not explain the reason(s) for proposed valuations in excess of the targeted net cash amount. To the extent that the parties ascribed value to AVROBIO in excess of its targeted ending net cash position based on AVROBIO’s public company listing or for any other material reason, please so state.

•

Explain the basis for the proposed valuations for Tectonic. In this regard, we note that the reason(s) why Tectonic proposed an initial valuation for Tectonic of $150 million in the Tectonic November 11, 2023 Proposal are unclear. It is similarly unclear why AVROBIO countered with a proposed valuation for Tectonic of $130 million on November 15, 2023 at the direction of the Transaction Committee, and why the parties ultimately agreed to the $140 million valuation for Tectonic proposed in the Tectonic November 21, 2023 proposal.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 189-192 of the Amendment No. 3.

*****

Please contact the undersigned at (212) 459-7072 or via email at AdamJohnson@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Adam V. Johnson
Adam V. Johnson
Goodwin Procter LLP

cc:	Erik Ostrowski, AVROBIO, Inc.

Mitchell Bloom, Goodwin Procter LLP

Robert Masella, Goodwin Procter LLP

James Ding, Goodwin Procter LLP

Marc A. Recht, Cooley LLP

Miguel J. Vega, Cooley LLP

Courtney T. Thorne, Cooley LLP

Michael Rohr, Cooley LLP